Exhibit 99.2

New York NY, July 14, 2004 -- Manhattan Pharmaceuticals, Inc. ("Manhattan"
OTCBB: MHTT) released the results of the first human trial for its proprietary lingual spray formulation of propofol, a Phase I safety, tolerability, and pharmacokinetic study. Propofol, the world's leading intravenous anesthetic, is being developed by Manhattan, in collaboration with Novadel Pharma Inc. (AMEX:
NVD), as a fast-acting, quick-recovery sedative for diagnostic and therapeutic procedures.

The study, which took place in the United Kingdom, was a single-center, randomized, double-blind, placebo-controlled dose-escalating study of propofol lingual spray in twelve healthy adult volunteers. The primary objectives were to compare the safety and tolerability of three dose levels of the propofol spray to a single intravenous bolus low dose of propofol, as well as to determine the respective pharmacokinetic profiles and relative bioavailability of the three escalating doses.

No serious adverse events, nor dose-dependent changes in vital signs, occurred in any group. The mean time to maximum blood concentration of propofol following spray was approximately 30 min across all doses. Propofol was detectable in blood as early as 4 minutes following spray administration. The mean maximum blood concentrations plateaued at the highest of the three doses tested, and the mean bioavailability of the current spray formulation was up to 18% of that of the intravenous formulation.

 "The results of our first clinical trial support the feasibility of propofol delivery by the oral mucosal route," observed Dr. Leonard Firestone, President and CEO of Manhattan Pharmaceuticals. "This study is an important milestone for the Company's product development program, whose aim is to give clinicians a practical means by which to control the onset and depth of sedation that they seek, to improve procedural outcomes as well as patient comfort and satisfaction."

Physical characteristics and stability data for the formulation of Propofol LS used in this trial was previously presented at the 19th Annual Meeting of the Society for Ambulatory Anesthesia in Seattle in April 2004. Manhattan initiated a joint development program for Propofol Lingual Spray with NovaDel Pharma, Inc. in June 2003. On April 10, 2003, Manhattan announced that it had entered into a License and Development Agreement with NovaDel Pharma Inc. for the worldwide, exclusive rights to use NovaDel's proprietary lingual spray technology to deliver propofol for preprocedural sedation.

About Manhattan Pharmaceuticals, Inc.
Manhattan Pharmaceuticals, Inc. (http://www.manhattanpharma.com/), a development stage pharmaceutical company, acquires and develops proprietary prescription drugs for large, underserved patient populations. In view of the worldwide obesity epidemic, the Company is developing Oleoyl estrone, an orally administered novel therapeutic for weight loss. To meet the needs of other major, underserved medical markets, while lowering development risks, Manhattan Pharmaceuticals also combines FDA-approved drugs with novel delivery technologies and formulations. The Company is developing a convenient, proprietary lingual spray formulation of propofol, the world's best-selling general anesthetic, as a sedative-hypnotic for use during diagnostic and therapeutic procedures.


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About NovaDel Pharma Inc.
NovaDel Pharma Inc.(http://www.novadel.com/) is a specialty pharmaceutical company engaged in the development of novel drug delivery systems for prescription and over-the-counter drugs. The Company's proprietary lingual spray technology delivery system offers the patient (i) fast onset of action; (ii) improved drug safety by reducing the required drug dosage and reducing side effects; (iii) improved patient convenience and compliance; and (iv) enhanced dosage reliability. The Company plans to develop such products independently and through collaborative arrangements with major pharmaceutical and biotech companies.

Certain statements contained in this news release that are forward-looking in nature are based on the current beliefs and assumptions of our management. When used in this press release, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," and similar expressions and their variants may be used to identify forward-looking statements. Such statements are valid only as of today, and we disclaim any obligation to update this information. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on our current beliefs and expectations as to such future outcomes. Drug discovery and development involve a high degree of risk. Factors that might cause such a material difference include, among others, uncertainties related to the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful preclinical development thereof, the completion of clinical trials, the FDA review process and other governmental regulation, our pharmaceutical collaborator's ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third party reimbursement, and other factors described in our filings with the Securities and Exchange Commission